                                                                    Exhibit 99.2




                              HUDBAY MINERALS INC.

                      Management Discussion and Analysis of
                  Results of Operations and Financial Condition

                          Quarter Ended March 31, 2006

MAY 11, 2006

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

UNLESS THE CONTEXT OTHERWISE SUGGESTS, REFERENCES TO "WE", "US", "OUR" AND SIMILAR TERMS, AS WELL AS REFERENCES TO "HUDBAY" OR THE "COMPANY", REFER TO HUDBAY MINERALS INC. AND ITS SUBSIDIARIES.

This Management's Discussion and Analysis ("MD&A") dated May 11, 2006 should be read in conjunction with the Company's consolidated financial statements for the quarter ended March 31, 2006, and related notes which have been prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"). Additional information regarding the Company, including its Annual Report for 2005, is available on SEDAR at www.sedar.com.

All figures are in Canadian dollars unless otherwise noted.


OUR BUSINESS

HudBay is an integrated mining and metals processing company that operates mines, concentrators and a copper and zinc production complex in the Flin Flon area of northern Manitoba, a copper refinery in Michigan, and a zinc oxide production facility in Brampton, Ontario and is re-opening the Balmat zinc mine in New York State.


TABLE OF CONTENTS

                                                                          Page
                                                                          ----

Key Financial and Production Results                                        3
Health, Safety, Environment and Product Quality                             4
Operations Overview                                                         4
Financial Review                                                           10
Cash Cost per Pound of Zinc Sold                                           12
Operating Costs                                                            13
Cash Flows, Liquidity and Capital Resources                                14
Financial Condition                                                        15
Risk Management                                                            16
Outlook                                                                    16
Forward Looking Statements                                                 17
Appendix - Production Results                                              19

KEY FINANCIAL AND PRODUCTION RESULTS

------------------------------------------------------------------------------------------------
                                                         QUARTER        Quarter
                                                           ENDED          Ended
                                                         MAR 31,        Mar 31,
                                                            2006           2005          Change
------------------------------------------------------------------------------------------------
FINANCIAL HIGHLIGHTS
($000s except per share amounts and cash cost of zinc)

Revenue                                                  207,963        151,525           + 37%
Earnings                                                  75,986          9,181          + 728%
Operating cash flow 1                                     77,973         24,683          + 216%
Earnings per common share: 2
    Basic                                                  $0.89          $0.12          + 642%
    Diluted                                                $0.70          $0.12          + 483%
Operating cash flow per common share: 1
    Basic                                                  $0.91          $0.31          + 194%
    Diluted                                                $0.72          $0.31          + 132%
Cash cost per pound of zinc sold 3                         $0.05          $0.21           - 76%
------------------------------------------------------------------------------------------------
OPERATING HIGHLIGHTS

Production
    Copper                        TONNES                  23,686         20,697           + 14%
    Zinc                          TONNES                  29,906         29,204            + 2%
    Gold                          TROY OZ.                26,511         25,774            + 3%
    Silver                        TROY OZ.               390,230        338,294           + 15%
Metal Sold 4
    Copper                        TONNES                  18,932         20,382            - 7%
    Zinc, incl sales to Zochem    TONNES                  30,172         27,097           + 11%
    Gold                          TROY OZ.                14,846         25,397           - 42%
    Silver                        TROY OZ.               232,456        331,644           - 30%
------------------------------------------------------------------------------------------------
FINANCIAL CONDITION                                      QUARTER           Year
($000s)                                                    ENDED          Ended
                                                         MAR 31,        Dec 31,
                                                            2006           2005          Change
                                                 -----------------------------------------------
Cash and cash equivalents                                127,364        141,660           - 10%
Working capital                                          262,665        209,117           + 26%
Net debt 5                                                79,862         66,669           + 20%
Total assets                                             815,777        728,753           + 12%
Shareholders' equity                                     341,255        261,226           + 31%
------------------------------------------------------------------------------------------------

1 Operating cash flow (excluding change in working capital) is after changes in non-cash capital items. Operating cash flow per common share is considered a non-GAAP measure.

2 As of May 10, 2006, there were 87,910,534 common shares of the Company issued and outstanding, as well as 1,059,352,944 warrants (pre-consolidated basis at 30 warrants exercisable for one common share) exercisable for an aggregate of 35,311,764 common shares and 975 additional warrants (pre-consolidated). In addition, options exercisable for an aggregate maximum of 4,397,450 common shares were outstanding.

3 Non-GAAP reconciliation of cash cost per pound of zinc sold, net of by-product credits.

4  Excludes inventory changes at CMM.

5 Current and long term portion of long term debt, Province of Manitoba loan and capital leases ($181,040, $14,286, and $11,900 respectively) less cash and cash equivalents of $127,364.

HEALTH, SAFETY, ENVIRONMENT AND PRODUCT QUALITY

HudBay's total operations recorded a Lost Time Accident (LTA) frequency rate, being the number of lost time injuries per 200,000 hours worked, for employees and contractors of 1.1 for the first quarter of 2006. This is the first full quarter to include the Balmat operations of St Lawrence Zinc Company, LLC (SLZ), which are being reopened. Balmat operations recorded one LTA in the first quarter producing a frequency rate of 2.4. The operations of Hudson Bay Mining and Smelting Co., Limited (HBMS), which now includes those of its newly acquired subsidiary White Pine Copper Refinery Inc (WPCR), recorded 4 LTA's in the quarter for a frequency rate of 0.9. This compares with a frequency rate of 0.7 for the first quarter of 2005. However, HBMS' severity rate, being days lost per 200,000 hours worked, for the first quarter of 2006 was 9 compared to 24 for the comparable period in 2005.

HBMS' operations, with the exception of WPCR, continue to have management systems certified to both OHSAS 18001 for occupational health & safety and to ISO 14001 for the environment. In addition the production and supply of its final products are registered to the ISO 9001 quality standard. Both SLZ and WPCR have commenced work on obtaining similar certification, with registration targeted within 2 years.


OPERATIONS OVERVIEW

MINES AND CONCENTRATORS

777 MINE

The 777 mine is located immediately adjacent to the Company's principal concentrator and metallurgical plant in Flin Flon, Manitoba.

Ore production at the 777 mine, for the quarter ended March 31, 2006, increased by 32% compared to the quarter ended March 31, 2005 due to the planned ramp-up in annual production to design capacity of 1.35 million tonnes.

Operating costs per tonne in the first quarter dropped by 12% compared to the same period last year due primarily to increased production volumes. Zinc ore grades increased 61% due to the ability to access portions of the 777 ore body containing greater zinc content. Copper ore grades were 3% lower compared to the same period last year consistent with mining areas with greater zinc content. Gold and silver content in ore was 15% and 25% higher respectively in the first quarter 2006 compared to the same period last year.


-------------------------------------------------------------------------
                                      QUARTER     Quarter
                                        ENDED       Ended
                                      MAR 31,     Mar 31,         Q1
                                         2006        2005      2006/2005
                                -----------------------------------------
Production           TONNES           321,849     243,248          + 32%
Copper grade         %                   2.17        2.23           - 3%
Zinc grade           %                   6.02        3.75          + 61%
Gold grade           G/TONNE             2.16        1.88          + 15%
Silver grade         G/TONNE            25.68       20.57          + 25%
Operating costs      $/TONNE            37.18       42.20          - 12%
-------------------------------------------------------------------------

TROUT LAKE MINE

The Trout Lake mine is approximately six kilometres from the Company's principal ore concentrator and metallurgical plant in Flin Flon.

Ore production at the Trout Lake mine for the quarter ended March 31, 2006 decreased by 7% compared to the same quarter in 2005 due to a higher proportion of tonnage being mined from pillars. Zinc ore grades dropped by 25% compared to the same quarter in 2005 and copper ore grade increased by 48%. The grade variation compared to the same quarter in 2005, was related to variability in metal content of mining areas. Operating costs increased by 7% due to the higher proportion of pillar mining where additional drilling and support costs were necessary. Mining of a higher portion of pillars is expected to continue throughout 2006.


---------------------------------------------------------------------------
                                        QUARTER     Quarter
                                          ENDED       Ended
                                        MAR 31,     Mar 31,         Q1
                                           2006        2005      2006/2005
                                  -----------------------------------------
Production           TONNES             198,973     213,055           - 7%
Copper grade         %                     1.90        1.28          + 48%
Zinc grade           %                     4.77        6.37          - 25%
Gold grade           G/TONNE               1.37        1.55          - 12%
Silver grade         G/TONNE              17.21       15.96           + 8%
Operating costs      $/TONNE              38.99       36.39           + 7%
--------------------------------------------------------------------------


CHISEL NORTH MINE

The Chisel North mine is approximately 10 kilometres from the Company's Snow Lake ore concentrator, which is approximately 215 kilometres from Flin Flon.

Ore production from the mine for the first quarter 2006 decreased by 8% compared to the same quarter of last year due to the reduced volume of longhole stoping blocks compared to the same quarter in 2005. Zinc grades decreased by 11% in line with the planned mining areas for the quarter. Operating costs per tonne of ore increased by 58% in the first quarter largely due to mining greater amounts of ore from first cuts in stopes, an increased amount of waste placed as backfill in previously mined stopes as well as an increased amount of operating development. Operating costs per tonne of ore are expected to return to normal levels in subsequent quarters of 2006.


---------------------------------------------------------------------------
                                         QUARTER    Quarter
                                           ENDED      Ended
                                         MAR 31,    Mar 31,          Q1
                                            2006       2005      2006/2005
                                     --------------------------------------
Production             TONNES             79,678     86,545           - 8%
Zinc grade             %                    8.58       9.64          - 11%
Operating costs        $/TONNE             57.34      36.28          + 58%
---------------------------------------------------------------------------

FLIN FLON CONCENTRATOR

The Flin Flon concentrator, produces zinc and copper concentrates from ore mined at the 777 and Trout Lake mines.

For the first quarter of 2006 the Flin Flon concentrator ore tonnage throughput was similar compared to the same quarter last year. Copper head grade increased slightly while zinc head grade increased by 17% in line with higher zinc ore grade obtained from the 777 mine. Gold and silver grades also increased principally as a result of increased gold and silver content from the 777 mine ore production. Copper and zinc recoveries increased compared to the same quarter last year, due to optimization work completed in the concentrator during 2005 and higher ore head grades. Gold recovery however was lower compared to the same period last year in part due to the change in ore copper and zinc head grades. Operating costs per ore tonne processed were 1% lower compared to the same quarter in 2005.


------------------------------------------------------------------------------------
                                                  QUARTER    Quarter
                                                    ENDED      Ended
                                                  MAR 31,    Mar 31,          Q1
                                                     2006       2005      2006/2005
                                             ---------------------------------------
Ore processed                     TONNES          550,289    552,829              -
Copper grade                      %                  2.14       2.10           + 2%
Zinc grade                        %                  5.27       4.52          + 17%
Gold grade                        G/TONNE            1.82       1.71           + 6%
Silver grade                      G/TONNE           21.81      16.95          + 29%
Copper concentrate                TONNES           45,246     45,666           - 1%
Concentrate grade                 CU %              24.02      23.06           + 4%
Zinc concentrate                  TONNES           48,179     39,448          + 22%
Concentrate grade                 ZN %              51.84      50.34           + 3%
Copper recovery                   %                 92.10      90.80           + 1%
Gold recovery                     %                 70.60      77.30           - 9%
Silver recovery                   %                 60.90      68.10          - 11%
Zinc recovery                     %                 86.10      79.40           + 8%
Operating costs                   $/TONNE            8.15       8.21           - 1%
------------------------------------------------------------------------------------


SNOW LAKE CONCENTRATOR

The Snow Lake concentrator is approximately 225 kilometres from the Flin Flon concentrator and metallurgical plant.

For the first quarter of 2006, the Snow Lake concentrator ore throughput decreased by 6% which is consistent with the decreased Chisel North mine production and the zinc ore head grades. Recoveries of zinc were essentially similar to the same quarter in 2005, despite the lower ore head grade. Operating costs per tonne of ore processed increased by 12% due to increased maintenance costs within the plant and the lower tonnage milled.

-----------------------------------------------------------------------------------
                                                QUARTER     Quarter
                                                  ENDED       Ended
                                                MAR 31,     Mar 31,          Q1
                                                   2006        2005      2006/2005
                                           ----------------------------------------
Ore processed                 TONNES             80,241      85,632           - 6%
Zinc ore                      %                    8.60        9.64          - 11%
Zinc concentrate              TONNES             13,012      15,827          - 18%
Concentrate grade             ZN %                51.56       50.91           + 1%
Zn recovery                   %                   97.30       97.60              -
Operating costs 1             $/TONNE             18.48       16.51          + 12%
-----------------------------------------------------------------------------------

1 Operating costs include the cost of trucking concentrates to the Flin Flon metallurgical plant.


METALLURGICAL PLANTS

COPPER SMELTER

The copper smelter in Flin Flon treats copper concentrate and produces copper anodes, which are railed to the White Pine copper refinery in Michigan, USA.

Both copper concentrate from HudBay owned mines and copper concentrate purchased from others are treated at the smelter. Approximately 30% of the concentrate tonnage treated at the copper smelter was purchased concentrate during the first quarter of 2006. Our Company has long term contracts with both Highland Valley Copper and Montana Resources for the purchase of copper concentrate requirements.

Copper production for the first quarter of 2006 increased by 14% compared to the same quarter last year. On a unit cost of copper produced basis, operating costs were 5% higher in the first quarter of 2006 as compared to the first quarter last year, primarily as a result of an increase in heavy fuel oil costs.

The smelter plans to proceed with the previously announced 28 day temporary maintenance shutdown during the second quarter of 2006. The maintenance shutdown is primarily to rebuild the reverberatory furnace, which is rebuilt every few years. Management of copper anode inventory between the copper smelter and the White Pine copper refinery will in part, mitigate the impact on sales. HBMS' mines and concentrators will continue to operate during the shutdown.

---------------------------------------------------------------------------------------
                                                     QUARTER    Quarter
                                                       ENDED      Ended
                                                     MAR 31,    Mar 31,          Q1
                                                        2006       2005      2006/2005
                                                ---------------------------------------
Domestic conc. treated          TONNES                57,714     48,352          + 19%
Purchased conc. treated         TONNES                24,363     28,839          - 16%
                                                ---------------------------------------
Total                           TONNES                82,077     77,191           + 6%
Copper produced                 TONNES                23,686     20,698          + 14%
Gold                            TROY OZ.              26,511     25,774           + 3%
Silver                          TROY OZ.             390,230    338,295          + 15%
Operating costs                 (cent)/LB. CU          24.80      23.60           + 5%
---------------------------------------------------------------------------------------

WHITE PINE COPPER REFINERY

The White Pine copper refinery in Michigan, electro-refines HBMS copper anode, railed from Flin Flon, into market standard cathode copper. During processing, anode slimes, which contain precious metals are recovered, dried and sold. Approximately 18%, of the copper anode shipped to White Pine remains after electro-refining and it is railed and sold to third parties.

London Metals Exchange (LME) grade copper cathode is railed and sold to various customers in the business of making wire, tube and brass.

Copper cathode production increased by 11%, in the first quarter compared to the same quarter last year. Operating costs per pound of cathode copper produced increased by 2% primarily related to an increase in electrical energy costs.

The refinery plans to do routine repairs to some of its electrolysis cells during part of the copper smelter temporary planned maintenance shutdown. The managed anode inventory at White Pine will maintain the refinery at approximately 90% capacity during the second quarter, 2006 including the period of the copper smelter maintenance shutdown.


-----------------------------------------------------------------------------------------
                                                       QUARTER    Quarter
                                                         ENDED      Ended
                                                       MAR 31,    Mar 31,          Q1
                                                          2006       2005      2006/2005
                                                  ---------------------------------------
Anodes received               TONNES                    20,888     21,107           - 1%
Cathode produced              TONNES                    17,761     16,045          + 11%
Spent anode produced          TONNES                     3,222      3,054           + 6%
Liberator anode produced      TONNES                       643        649           - 1%
Cathode shipped               TONNES                    18,682     17,155           + 9%
Slimes produced               TONNES                        48         48              -
Operating costs               US(cent)/LB. CU CATHODE     6.31       6.21           + 2%
-----------------------------------------------------------------------------------------


ZINC PLANT

The zinc plant in Flin Flon uses leading edge technology and includes an oxygen plant, two-stage pressure leach plant, four step solution purification, an electrolysis plant and a casting plant. The zinc plant produces special high grade zinc and other zinc alloys for sale.

Production of cast zinc metal, during the first quarter compared to the same quarter in 2005, increased by 2% to 29,906 tonnes. All metal produced was from the processing of concentrate from HBMS mines.

For the first quarter of 2006, operating costs in the zinc plant, on a unit cost of zinc metal produced basis, increased by 6% compared to the same quarter last year.

During the second quarter of 2006 and similar to 2005, a routine ten-day annual maintenance shutdown is planned for the zinc plant. HBMS' mines and concentrators will continue to operate.

---------------------------------------------------------------------------------------
                                                     QUARTER    Quarter
                                                       ENDED      Ended
                                                     MAR 31,    Mar 31,          Q1
                                                        2006       2005      2006/2005
                                                ---------------------------------------
Domestic conc. treated       TONNES                   58,207     58,809           - 1%
Purchased conc. treated      TONNES                      NIL        nil            nil
                                                ---------------------------------------
Total conc. treated          TONNES                   58,207     58,809           - 1%
Zn produced                  TONNES                   29,906     29,204           + 2%
Operating costs              (cent)/LB. ZN             26.40      24.90           + 6%
---------------------------------------------------------------------------------------


ZINC OXIDE FACILITY - ZOCHEM

Zochem is HudBay's zinc oxide production facility in Brampton, Ontario. Zochem processes between 32,000 and 41,000 tonnes of HudBay's zinc metal annually.

Zochem has a total production capability of 45,000 tonnes per annum of zinc oxide. In the first quarter of 2006, Zochem consumed approximately 8,823 tonnes of zinc, of which 8,771 tonnes was from HBMS, and sold 11,220 tonnes of zinc oxide.

During the first quarter of 2006, work commenced on a project, which will use robots to bag zinc oxide, resulting in increased productivity and reduction of ergonomic risk to employees.

FINANCIAL REVIEW

The following table sets forth our selected consolidated financial information.

-----------------------------------------------------------------------------------------------------------------
                                2006                     2005                                  2004
                                  Q1         Q4         Q3         Q2         Q1        Q4         Q3         Q2
                           --------------------------------------------------------------------------------------
                                                   ($000s, except per share information)
                           --------------------------------------------------------------------------------------
Net Revenue                  207,963    173,051    169,264    158,188    151,525    13,308          6          7
Earnings (loss)               75,986     43,941     23,405      8,691      9,181    (2,891)    (3,282)    (2,083)
Per Common Share
    Basic                       0.89       0.52       0.28       0.11       0.12     (0.18)     (0.45)     (0.30)
    Diluted 1                   0.70       0.47       0.28       0.11       0.12     (0.18)     (0.45)       n/a
-----------------------------------------------------------------------------------------------------------------

1 Based on the treasury method of calculating diluted shares outstanding.


REVENUE

For the quarter, total revenue was $208.0 million, resulting from the sale of 30,172 tonnes of zinc (which includes 8,771 tonnes to our Zochem facility), 18,932 tonnes of cathode copper, 14,846 ounces of gold and 232,456 ounces of silver. Zochem had sales of 11,220 tonnes of zinc oxide.

Over the quarter, realized prices averaged US $1.08/lb. zinc, US $2.33/lb. copper, US $532 oz. gold, and US $9.29 oz. silver. The Canadian to US dollar exchange rate averaged Cdn $1.15 per US $1.00 for the quarter.

-----------------------------------------------------------------------------------------------------------------
                                                     QUARTER      Quarter                                   Year
                                                       ENDED        Ended                                  Ended
                                                     MAR 31,      Mar 31,           Q1         Q1 1      Dec 31,
                                                        2006         2005    2006/2005      Average         2005
                                                -----------------------------------------------------------------
REALIZED METAL PRICES & EXCHANGE RATE
Zinc (US $/lb.)                                         1.08         0.62        + 74%         1.02         0.65
Copper (US $/lb.)                                       2.33         1.49        + 56%         2.25         1.72
Gold (US $/troy oz.)                                     532          426        + 25%          554          445
Silver (US $/troy oz.)                                  9.29         7.23        + 28%         9.70         7.28
Cdn/US exchange rate                                    1.15         1.23         - 7%         1.15         1.21
-----------------------------------------------------------------------------------------------------------------

1 LME average for zinc and gold prices, Comex average for copper and silver prices.


EXPENSES

OPERATING EXPENSES

Operating expenses in the first quarter of 2006 of $121.9 million increased by approximately 4% compared to $117.7 million in the same quarter in 2005. This increase primarily related to increased profit sharing expenses (10% of 2005 net profit distributed among eligible employees) of $5.2 million due to higher net profit of HBMS, an increase in concentrate purchase costs of net $16.2 million (we treated less purchased copper concentrate, however we paid more due to higher copper prices) partially offset by accumulated inventory.


GENERAL AND ADMINISTRATIVE

Total general and administrative expenses for the quarter were $5.9 million compared to $3.6 million for the same quarter of 2005. Stock based compensation costs of $2.3 million were incurred due to the granting of stock options to employees and directors during the quarter whereas no plan was in place in the first quarter of 2005.

EXPLORATION EXPENSES

Surface exploration expenditures of $3.1 million were incurred in the first quarter 2006, primarily funded by a previously announced flow through share program. During the first quarter of 2005 the level of exploration expenditures was significantly lower as no flow-through program was in place.


FOREIGN EXCHANGE GAIN

In the first quarter of 2006, the Company incurred a foreign exchange gain of $1.2 million relating primarily to the change in the value of the Company's cash and accounts receivable balances which are held largely in US dollars and converted to Canadian dollars at a quarter end exchange rate of Cdn $1.168 per US $1.00 versus $1.163 at year end. For the quarter ended March 31, 2005, there was a slight overall movement in foreign exchange rates resulting in a gain of $0.3 million.


OPERATING EARNINGS

For the quarter, operating earnings were $62.1 million compared to $16.5 million for the three months ended March 31, 2005. The favourable variance of $45.6 million is mainly attributable to higher metal prices, with small offsets for increased costs for concentrates, general and administration and operating expenses.


INTEREST EXPENSE

The interest expense for the quarter of $4.7 million was slightly lower than the same quarter in 2005 as US $19 million of our long-term debt was repurchased during 2005 and the US exchange rate was lower.


GAIN ON DERIVATIVE INSTRUMENTS

In the quarter, the Company recorded a $4.3 million gain on derivative instruments compared to a $2.3 million gain for the quarter ended March 31, 2005. The derivatives are forward contracts of zinc and to a lesser extent zinc oxide, placed in conjunction with CMM fixed price sales contracts to convert the fixed price zinc sales contracts to floating prices.


TAX RECOVERY

For the quarter, the Company recorded a recovery of taxes of $14.3 million, of which $12.3 million was related to the increase in the tax asset and $3.7 million was related to the flow-through share renunciation offset by other current and deferred taxes of $1.7 million. The tax asset has been adjusted to reflect the future income tax assets at an amount that the Company considers is more likely than not to be realized. Since HBMS had many years of tax losses, the tax asset has been based on only one future year of earnings. One year is considered appropriate due to the uncertainties of future metal prices, exchange rates and the magnitude of prior losses, but the asset was increased in light of higher metal price projections. In the first quarter of 2005, a tax expense was recorded of $2.8 million. The Company has sufficient tax pools to shelter taxable income and does not anticipate significant cash income taxes in the foreseeable future.


ANALYSIS OF MARCH 31, 2005 TO MARCH 31, 2006

---------------------------------------------------------------------------------
                                                                    ($ millions)
                                                                   --------------
Earnings - First Quarter 2005                                              $ 9.2
Additional revenue from higher metal prices and production                  56.4
Operating costs                                                             (4.2)
Stock based compensation                                                    (2.3)
Depreciation and amortization                                               (2.8)
Exploration                                                                 (2.6)
Foreign exchange - operating                                                 1.0
Gain on derivative instruments                                               2.0
Tax recovery - income tax asset                                             12.3
Tax recovery - flow-through share renouncement                               3.7
Other                                                                        3.3
                                                                   --------------
Earnings - First Quarter 2006                                              $76.0
---------------------------------------------------------------------------------

CASH COST PER POUND OF ZINC SOLD

HudBay's cash cost of zinc sold, net of by-product credits, for the first quarter of 2006 was US $0.05 per pound.


NON-GAAP RECONCILIATION OF CASH COST PER POUND OF ZINC SOLD, NET OF BY-PRODUCT CREDITS

---------------------------------------------------------------------------------------------------------
                                                                QUARTER           Quarter           Year
                                                                  ENDED             Ended          Ended
                                                                MAR 31,           Mar 31,         Dec 31,
                                                                   2006              2005           2005
                                                         ------------------------------------------------
                                                                               ($000)
                                                         ------------------------------------------------
Expenses                                                      C$145,883         C$135,049      C$569,469

Non-cash operating costs
    Depreciation and amortization                               (15,542)          (12,724)       (53,100)
    Stock-based compensation                                     (2,251)                -         (2,674)
    Accretion and other non-cash                                   (660)             (652)        (2,612)
    Exploration                                                  (3,134)             (569)       (11,281)
    Foreign exchange gain (loss)                                  1,268               250         (2,338)
                                                         ------------------------------------------------
                                                                125,562           121,354        497,464
Less: By-product credits 1                                     (121,753)         (106,263)      (450,097)
                                                         ------------------------------------------------
Cash cost net of by-products                                    C$3,809          C$15,091       C$47,367
Exchange rate (C$/US$) 2                                          1.155             1.227          1.211
                                                         ------------------------------------------------
Cash cost net of by-products                                  US $3,300        US $12,299     US $39,114
Zinc sales (000 lbs.)                                            66,517            59,739        252,760
                                                         ------------------------------------------------
Cash cost per pound of zinc, net of by-product credits         US $0.05          US $0.21       US $0.16
---------------------------------------------------------------------------------------------------------

1 By-product credits include revenues from sale of copper, gold, silver, zinc oxide sales (excluding quarter end inter-company inventory adjustments) and the Company's proportionate share of by-product sales by its marketing joint venture.

2  Weighted average exchange rate for sales during the period.


CASH COST PER POUND OF ZINC SOLD, NET OF BY-PRODUCT CREDITS, IS FURNISHED TO PROVIDE ADDITIONAL INFORMATION AND IS A NON-GAAP MEASURE THAT DOES NOT HAVE A STANDARDIZED MEANING AND IS THEREFORE UNLIKELY TO BE COMPARABLE TO SIMILAR MEASURES PRESENTED BY OTHER ISSUERS. THIS MEASURE SHOULD NOT BE CONSIDERED IN ISOLATION AS A SUBSTITUTE FOR MEASURES OF PERFORMANCE PREPARED IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND IS NOT NECESSARILY INDICATIVE OF OPERATING EXPENSES AS DETERMINED UNDER GENERALLY ACCEPTED ACCOUNTING PRINCIPLES. THIS MEASURE IS INTENDED TO PROVIDE INVESTORS WITH INFORMATION ABOUT THE CASH GENERATING CAPABILITIES OF HBMS' OPERATIONS. HBMS USES THIS INFORMATION FOR THE SAME PURPOSE. THIS ANALYSIS EXCLUDES CAPITAL EXPENDITURES.

ALL PER POUND VALUES IN THE FOLLOWING SECTION ARE ROUNDED TO THE CLOSEST CENT.

The above table shows a US $0.16 per pound net decrease in the cash cost per pound of zinc sold for the quarter ended March 31, 2006 compared to the quarter ended March 31, 2005. The decrease per pound of zinc is comprised of favourable variances of approximately US $0.25 from by-product credits, US $0.02 from higher volumes, offset by higher costs of US $0.06 largely due to the higher price of purchased copper concentrate and the impact of a stronger Canadian dollar of US $0.05.

The calculation of cash cost per pound of zinc sold is significantly influenced by by-product metal prices, which may fluctuate going forward.

OPERATING COSTS

----------------------------------------------------------------------------------------------------------------------
                                                                       QUARTER      Quarter                      Year
                                                                         ENDED        Ended                     Ended
                                                                       MAR 31,      Mar 31,         Q1 1      Dec 31,
                                                                          2006         2005    2006/2005         2005
                                                                  ----------------------------------------------------
MINES
      777                                               $/TONNE          37.18        42.20        - 12%        37.60
      Trout Lake                                        $/TONNE          38.99        36.39         + 7%        35.43
      Chisel North                                      $/TONNE          57.34        36.28        + 58%        42.40
      Konuto 2                                          $/TONNE              -        40.32            -        36.42
                                                                  ----------------------------------------------------
      Total mines                                       $/TONNE          40.45        39.16         + 3%        37.36

CONCENTRATORS
      Flin Flon                                         $/TONNE           8.15         8.21         - 1%         7.93
      Snow Lake                                         $/TONNE          18.48        16.51        + 12%        17.35

METALLURGICAL PLANTS & REFINERY
      Copper Smelter                                   $/LB. CU.          0.25         0.24         + 5%         0.25
      White Pine Copper Refinery                        US$/LB.           0.06         0.06         + 2%            -
      Zinc Plant                                       $/LB. ZN.          0.26         0.25         + 6%         0.26

Non-GAAP Reconciliation of Operating Expenses ($000)
Mines
      777                                                C$000          11,967       10,136        + 18%       41,119
      Trout Lake                                                         7,757        7,754           0%       30,425
      Chisel North                                                       4,569        3,141        + 45%       14,278
      Konuto                                                                14        3,510       - 100%       11,380
Concentrators
      Flin Flon                                                          4,481        4,538         - 1%       17,934
      Snow Lake                                                          1,483        1,414         + 5%        5,749
Metallurgical Plants
      Copper Smelter                                                    12,958       10,770        + 20%       46,975
      White Pine Copper Refinery                                         2,853            -            -            -
      Zinc Plant                                                        17,362       16,015         + 8%       65,082
Other
      Purchased Concentrate Treated                                     50,733       34,555          47%      161,906
      Anode Freight & Refining                                           2,357        6,313        - 63%       22,893
      Services & Administration                                          6,989        6,059        + 15%       26,353
      Care & Maintenance                                                    55          820        - 93%        3,440
      Zochem (excluding zinc purchases from HBMS)                        3,091        4,131        - 25%       13,887
      Other 3                                                           (4,782)       8,557       - 156%       19,097
                                                                  ----------------------------------------------------
Total Operating Expenses, per financials                               121,887      117,713         + 4%      480,518
----------------------------------------------------------------------------------------------------------------------

1 Percentage variances are calculated from costs expressed to fractions of a cent.

2 Konuto was depleted of ore and closed in November 2005, stockpiled ore continued to be processed during the first quarter 2006.

3 Includes profit sharing, changes in domestic inventory, share of CMM and miscellaneous provisions.

CASH FLOWS, LIQUIDITY AND CAPITAL RESOURCES

The following table summarizes our cash flows for the three and twelve-month periods ended March 31, 2006, March 31, 2005 and December 31, 2005.


OPERATING ACTIVITIES

---------------------------------------------------------------------------------------------------------
                                                                      QUARTER      Quarter          Year
                                                                        ENDED        Ended         Ended
                                                                      MAR 31,      Mar 31,       Dec 31,
                                                                         2006         2005          2005
                                                                  ---------------------------------------
                                                                                 ($000's)
                                                                  ---------------------------------------
Earnings for the period                                                75,986        9,181        85,218
Items not affecting cash                                                1,987       15,627        37,953
Net change in non-cash items                                          (51,847)       3,078        21,691
                                                                  ---------------------------------------
Cash generated by (required for) operating activities                  26,126       27,886       144,862
Cash generated by (required for) investing activities                 (44,029)      (2,847)      (57,430)
Cash generated by (required for) financing activities                   3,345        7,617        (7,368)
Foreign exchange gain (loss) on cash held in foreign currency             262          244        (2,957)
                                                                  ---------------------------------------
Increase (decrease) in cash and cash equivalents                      (14,296)      32,900        77,107
---------------------------------------------------------------------------------------------------------

As of March 31, 2006, HudBay had cash and cash equivalents of $127.4 million compared to $141.7 million as at December 31, 2005 and $97.5 million as at March 31, 2005.

Cash flow from operating activities totaled $26.1 million for the quarter compared to $27.9 million for the quarter ended March 31, 2005. Significant changes in non-cash working capital affecting the quarterly cash flow were increases in accounts receivable of $42.1 million and inventory of $14.5 million. Accounts receivable increase was due to changes in payment terms with the new copper cathode sales contracts as well as increased metal prices for all receivables. Inventories fluctuations include an increase in anode inventory at the White Pine refinery to allow refinery production during the smelter shutdown, as well as a slight increase in gold and zinc inventories that would be within normal fluctuations of working levels. Interest of $8.7 million was paid in January on the long-term debt. The remaining difference was a result of normal working capital fluctuations.

In the quarter a total of $44.0 million was required for investing activities, which related largely to the purchase of the shares of White Pine Copper Refinery Inc. of $17.9 million, additional expenditures for Balmat of $8.3 million and capitalized mine development and other sustaining capital expenditures of $18.7 million which was slightly higher than the prior quarter. Financing activities in the quarter resulted in cash generation of $3.3 million with approximately $5.4 million proceeds from the exercise of warrants and stock options offset by a $1.2 million repurchase of debt and a $0.9 million repayment under capital lease obligations.

As at March 31, 2006, HudBay had long-term financial debt (excluding the current portion) of $191.3 million essentially unchanged from December 31, 2005, but $8.0 million lower than March 31, 2005 due to lower foreign exchange rates, repayments of notes and capital leases. The Company will continue to consider, from time to time, reducing debt further.

Cash outflow for the quarter was $14.3 million compared to a cash inflow of $32.9 million for the quarter ended March 31, 2005 as the following chart will demonstrate.

In the second quarter of 2006 the Company has paid $10.6 million (or $7,600 per employee) related to the HBMS employees' profit sharing plan based on 10% of HBMS's 2005 eligible income.

CASH FLOW VARIANCE ANALYSIS

----------------------------------------------------------------------------
                                                               ($ millions)
                                                              --------------
Cash increase - First Quarter 2005                                   $ 32.9
Cash earnings                                                          53.1
Non-cash working capital - receivables                                (45.4)
Non-cash working capital - inventories                                (24.8)
Non-cash working capital - prepaid and other assets                     4.7
Non-cash working capital - interest and other payables                 10.5
Change in restricted cash                                             (13.0)
Investment in WPCR (net of cash)                                      (17.0)
Capital expenditures                                                   (9.7)
Change in shares, warrants, options                                    (3.2)
Repayment of senior secured notes                                      (1.2)
Repayment of capital leases                                            (1.5)
Other                                                                   0.3
                                                              --------------
Cash (decrease) - First Quarter 2006                                 $(14.3)
----------------------------------------------------------------------------


FINANCIAL CONDITION

FINANCIAL CONDITION AT MARCH 31, 2006 COMPARED TO FINANCIAL CONDITION AS AT DECEMBER 31, 2005

Cash and cash equivalents at March 31, 2006 decreased by $14.3 million to $127.4 million compared to December 31, 2005.

Working capital improved by $53.5 million. Accounts receivable increase was due to changes in payment terms with the new copper cathode sales contracts as well as increased metal prices for all receivables. Inventories fluctuations include an increase in anode inventory at the White Pine refinery to allow refinery production during the smelter shutdown, as well as a slight increase in gold and zinc inventories that would be within normal fluctuations of working levels.

Common share capital increased by $4.3 million from exercise of warrants and $1.2 million from exercise of options.

HudBay's contractual obligations at March 31, 2006 are materially unchanged from December 31, 2005 except for increases in purchase and services commitments at the end of March relating to the higher levels of expenditures expected during the planned plant maintenance shutdowns of approximately $7.0 million with various suppliers.

The Company has established with the Bank of Nova Scotia a revolving credit facility in the total amount of $25.0 million. In addition, the bank may consent to increasing the credit facility to $50.0 million if HBMS satisfies certain conditions. The facility closed in February 2006.

The Collective Bargaining Agreements (CBA's) with the unionized HBMS' Flin Flon/Snow Lake workforce expired on December 31, 2005. In 1998, and in support of the $435 million 777 Project, HBMS entered into an Amending Agreement in respect of certain of its collective bargaining agreements. The Amending Agreement prohibits strikes and lockouts and provides for binding arbitration through to 2012 in the event that negotiated CBA settlements are not achieved. The formal negotiations have ceased and binding arbitration is planned for later in 2006.

RISK MANAGEMENT

The Company uses forward exchange contracts to limit the effects of movements in exchange rates on foreign currency denominated assets and liabilities and future anticipated transactions. At March 31, 2006 the Company held US dollar put options giving it the right, but not the obligation, to sell up to US $52.5 million in equal quarterly amounts at $1.20482 per US dollar continuing to January 2009.

From time to time the Company maintains price protection programs and conducts commodity price risk management to reduce risk through the use of financial instruments. The Company manages risk associated with forward physical sales that are made on a fixed price basis regarding zinc and zinc oxide and, accordingly, enters into forward zinc purchase contracts. These contracts effectively offset the Company's forward sales price commitments. In the current environment of strong base metal market prices, the Company has benefited from full exposure to metal price movements, but may consider implementing protection to limit the effects of future price changes.


OUTLOOK

BALMAT REOPENING

HudBay decided in 2004 to re-open its wholly owned Balmat mine and concentrator after completion of an internal feasibility study.

The Balmat zinc mine is located near a multi-modal transportation system for concentrate. Most of the mines production will be treated at the CEZ refinery close to Montreal, some 158 kilometres from the mine.

The Balmat mine has been maintained to a high standard while on care and maintenance since October 2001. It includes a 3,200 foot deep shaft, underground excavations to access the ore zones, extensive mining equipment and a 5,000 ton per day ore concentrator. Recovery of zinc to concentrate is expected to be 96%, producing a concentrate containing 55.5% zinc. At full production in 2008, the mine is expected to produce approximately 60,000 tons of zinc metal in concentrate and up to 40% of the concentrate may be treated at HudBay's zinc plant in Manitoba.

Production of concentrate is on track for the second quarter of 2006 as planned; however, due to lower than expected availability of mining contractors, the ramp up in production may be slightly slower than originally anticipated. Projected capital costs have been increased by approximately 4.6% largely due to escalation of prices and a greater amount of steel rehabilitation required in the concentrator areas compared to the original estimate. Most mobile equipment has been delivered to site and is being moved underground.

At the end of the first quarter, 129 employees have been hired with some 22 contractors doing underground development. Currently 90% of the senior management positions have been filled and it is expected to be 100% by the end of the second quarter.

Life of mine total unit zinc production costs, including concentrate treatment and capital expenditures, are expected to average US $0.48 lb. (US $0.57 per lb. for 2006 to 2008, and US $0.43 per lb. thereafter) some escalation of operational cost per pound of zinc is expected if high zinc prices persist as refinery concentrate treatment charges will increase through refinery zinc price participation.

We expect Balmat's first concentrate in the second quarter of 2006 and then increasing to full production in 2008.

EXPLORATION & INCREASED LAND POSITION


In the second quarter of 2006, the Company raised gross proceeds of $20 million through an issue of flow through common shares. This will provide funding for the $10 million planned expenditures during 2006 and 2007.

During the first quarter approximately $3.1 million was spent on exploration activities which was somewhat less than that expected during the winter season. Diamond drilling on surface was impacted by unfavourable winter freezing conditions reducing access to drill sites. Exploration work continues in the Snow Lake and Flin Flon areas on prospective targets. HBED land holdings increased to approximately 300,000 hectares due to the acquisition of an additional 94,000 hectares in the Greenstone belt. In addition, the Company also expects to be exploring the approximate 20,000 hectares of land adjacent to its Balmat mine in New York State, its lead/zinc deposit, Tom Valley in the Yukon Territory, as well its zinc holdings in Ontario and copper holdings in Chile.


DIVESTITURE OF SCOZINC

In December 2005, we announced we had entered into a letter of intent to sell ScoZinc (Gays River lead and zinc mineral property) to Acadian Gold Corporation for $7.5 million. The agreement was executed April 7, 2006 and the sale is expected to close on July 6, 2006.


RELATIONSHIP CHANGE WITH CONSIDAR METAL MARKETING INC. (CMM)

In the second quarter of 2006, the Company plans to change the contractual arrangement with CMM to convert HudBay's zinc and zinc oxide products from a sale to an agency arrangement. In January of 2006, the Company converted its copper, gold and silver to a similar arrangement.


FURTHER DEBT REDUCTION

In April 2006, we announced we had repurchased a further $30 million of the 9?% US notes to reduce the outstanding amount of this debt to US $125 million. In 2006, the Company, may, from time to time, divert cash toward further debt reduction.


WARRANT TRANSACTION

On April 21, 2006, the Company filed a preliminary short form prospectus in connection with a proposal to issue new common shares as an incentive for holders of its publicly-traded warrants to exercise such warrants during a 30-day early exercise period expected to commence on or about June 5, 2006.



FORWARD LOOKING STATEMENTS

This MD&A contains certain forward-looking statements. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding the Company's future plans and objectives are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove accurate, and actual results and future events could differ materially from those anticipated in such statements.

Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in documents that we have filed from time to time with the Canadian and other regulatory authorities.

Certain items of financial information in this MD&A, including operating cash flow per common share, unit operating expenses, and cash cost per pound of zinc, net of by-product credits, are non-GAAP measures and are furnished to provide additional information. As non-GAAP measures they neither have standardized meanings nor are they necessarily comparable with similar measures presented by other companies. These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles and are not necessarily indicative of operating expenses as determined under generally accepted accounting principles. These measures are intended to provide investors with information about the cash generating capabilities of the Company's operations. HudBay uses this information for the same purpose. Mining operations are capital intensive. These measures exclude capital expenditures. Capital expenditures are discussed throughout the MD&A and the consolidated financial statements.

APPENDIX - PRODUCTION RESULTS

FIRST QUARTER RESULTS

------------------------------------------------------------------------------------------------------------------------
                                       QUARTER        Quarter       Quarter          Year
                                         ENDED          Ended         Ended         Ended
                                       MAR 31,        Mar 31,       Dec 31,       Dec 31,        Q1, 2006/    Q1, 2006/
MINES                                     2006           2005          2005          2005         Q1, 2005     Q4, 2005
                                 ---------------------------------------------------------------------------------------
777
      Ore             TONNES           321,849        243,248       308,099     1,093,683            + 32%         + 4%
      Copper          %                   2.17           2.23          2.28          2.24             - 3%         - 5%
      Zinc            %                   6.02           3.75          5.10          4.47            + 61%        + 18%
      Gold            G/TONNE             2.16           1.88          2.06          2.09            + 15%         + 5%
      Silver          G/TONNE            25.68          20.57         24.56         23.83            + 25%         + 5%

TROUT LAKE
      Ore             TONNES           198,973        213,055       214,981       858,751             - 7%         - 7%
      Copper          %                   1.90           1.28          1.79          1.39            + 48%         + 6%
      Zinc            %                   4.77           6.37          3.86          5.61            - 25%        + 24%
      Gold            G/TONNE             1.37           1.55          1.32          1.47            - 12%         + 4%
      Silver          G/TONNE            17.21          15.96         13.35         14.61             + 8%        + 29%

CHISEL NORTH
      Ore             TONNES            79,678         86,545        80,996       336,731             - 8%         - 2%
      Zinc            %                   8.58           9.64          8.97          9.00            - 11%         - 4%

KONUTO 1
      Ore             TONNES                 -         87,062        52,522       312,465              n/a          n/a
      Copper          %                      -           4.19          3.30          3.90              n/a          n/a
      Zinc            %                      -           1.39          2.36          1.81              n/a          n/a
      Gold            G/TONNE                -           1.73          1.73          1.65              n/a          n/a
      Silver          G/TONNE                -           8.48         11.46          9.15              n/a          n/a

TOTAL MINES
      Ore             TONNES           600,500        629,910       656,598     2,601,630             - 5%         - 9%
      Copper          %                   1.81           1.89          1.94          1.89             - 4%         - 7%
      Zinc            %                   5.95           5.12          4.95          5.11            + 16%        + 20%
      Gold            G/TONNE             1.71           1.58          1.59          1.64             + 8%         + 8%
      Silver          G/TONNE            21.91          17.86         19.95         19.40            + 23%        + 10%
------------------------------------------------------------------------------------------------------------------------

1  Konuto mine closed in the fourth quarter of 2005.

FIRST QUARTER RESULTS

--------------------------------------------------------------------------------------------------------------------
                                                 QUARTER    Quarter    Quarter       Year
                                                   ENDED      Ended      Ended      Ended
                                                 MAR 31,    Mar 31,    Dec 31,    Dec 31,      Q1, 2006/  Q1, 2006/
CONCENTRATORS                                       2006       2005       2005       2005       Q1, 2005   Q4, 2005
                                              ----------------------------------------------------------------------
FLIN FLON CONCENTRATOR
      Ore                          TONNES        550,289    552,829    566,445  2,262,555              -       - 3%
      Copper                       %                2.14       2.10       2.23       2.14           + 2%       - 4%
      Zinc                         %                5.27       4.52       4.32       4.53          + 17%      + 22%
      Gold                         G/TONNE          1.82       1.71       1.75       1.78           + 6%       + 4%
      Silver                       G/TONNE         21.81      16.95      19.01      18.14          + 29%      + 15%

      Copper Concentrate           TONNES         45,246     45,666     49,465    188,851           - 1%       - 9%
      Concentrate Grade            % CU            24.02      23.06      23.99      23.82           + 4%          -

      Zinc Concentrate             TONNES         48,179     39,448     38,115    164,417          + 22%      + 26%
      Concentrate Grade            % ZN            51.84      50.34      52.15      51.51           + 3%       - 1%

      Copper recovery              %               92.10      90.80      93.70      92.80           + 1%       - 2%
      Gold recovery                %               70.60      77.30      72.50      74.90           - 9%       - 3%
      Silver recovery              %               60.90      68.10      66.10      66.30          - 11%       - 8%
      Zn recovery                  %               86.10      79.40      81.20      82.60           + 8%       + 6%

SNOW LAKE CONCENTRATOR
      Ore                          TONNES         80,241     85,632     82,729    331,427           - 6%       - 3%
      Zinc                         %                8.60       9.64       9.00       9.00          - 11%       - 4%

      Zinc Concentrate             TONNES         13,012     15,827     14,118     56,646          - 18%       - 8%
      Concentrate Grade            % ZN            51.56      50.91      51.21      51.25           + 1%       + 1%

      Zn recovery                  %               97.30      97.60      97.10      97.30              -          -
--------------------------------------------------------------------------------------------------------------------

FIRST QUARTER RESULTS

----------------------------------------------------------------------------------------------------------------------
                                                   QUARTER    Quarter    Quarter       Year
                                                     ENDED      Ended      Ended      Ended
                                                   MAR 31,    Mar 31,    Dec 31,    Dec 31,      Q1, 2006/  Q1, 2006/
SMELTER                                               2006       2005       2005       2005       Q1, 2005   Q4, 2005
                                                ----------------------------------------------------------------------
COPPER CONCENTRATE TREATED
    Domestic                         TONNES         57,714     48,352     55,172    206,343          + 19%       + 5%
    Purchased                        TONNES         24,363     28,839     28,828    111,935          - 16%      - 15%
    Total                            TONNES         82,077     77,191     84,000    318,278           + 6%       - 2%

WHITE PINE COPPER REFINERY
    Anodes received                  TONNES         20,888     21,107          -          -           - 1%          -
    Cathode produced                 TONNES         17,761     16,045          -          -          + 11%          -
    Spent anode produced             TONNES          3,222      3,054          -          -           + 6%          -
    Liberator anode produced         TONNES            643        649          -          -           - 1%          -
    Cathode shipped                  TONNES         18,682     17,155          -          -           + 9%          -
    Slimes produced                  TONNES             48         48          -          -              -          -
    Operating costs              US(cent)/lb. Cu      6.31       6.21          -          -           + 2%          -

ZINC PLANT
ZINC CONCENTRATE TREATED
    Domestic                         TONNES         58,207     58,809     59,856    228,107           - 1%       - 3%
    Purchased                        TONNES              -          -          -          -              -          -
    Total                            TONNES         58,207     58,809     59,856    228,107           - 1%       - 3%

METAL PRODUCED
FROM HUDBAY MINES
    Copper                           TONNES         15,096     11,411     13,822     49,179          + 32%       + 9%
    Zinc                             TONNES         29,893     29,177     30,485    114,557           + 2%       - 2%
    Gold                             TROY OZ.       26,074     25,197     25,311    100,144           + 3%       + 3%
    Silver                           TROY OZ.      281,678    214,608    264,259    916,810          + 31%       + 7%
FROM PURCHASED CONCENTRATES
    Copper                           TONNES          8,590      9,287      9,985     37,106           - 8%      - 14%
    Zinc                             TONNES             14         30         35        131          - 54%      - 60%
    Gold                             TROY OZ.          437        577        546      1,927          - 24%      - 20%
    Silver                           TROY OZ.      108,552    123,686    137,131    493,702          - 12%      - 21%
TOTAL METAL PRODUCED
    Copper                           TONNES         23,686     20,697     23,807     86,285          + 14%       - 1%
    Zinc                             TONNES         29,906     29,206     30,520    114,687           + 2%       - 2%
    Gold                             TROY OZ.       26,511     25,774     25,857    102,371           + 3%       + 3%
    Silver                           TROY OZ.      390,230    338,294    401,390  1,410,512          + 15%       - 3%
METAL SOLD 1
    Copper                           TONNES         18,932     20,382     17,644     78,070           - 7%       + 7%
    Zinc, incl sales to Zochem       TONNES         30,172     27,097     29,598    114,682          + 11%       + 2%
    Gold                             TROY OZ.       14,846     25,397     21,783     95,511          - 42%      - 32%
    Silver                           TROY OZ.      232,456    331,644    358,434  1,321,784          - 30%      - 35%
----------------------------------------------------------------------------------------------------------------------

1  Excludes inventory changes at CMM.